5701 E Hillsborough Ave

Suite 1417

Tampa, FL 33610

September 7, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Franklin Wyman

Al Pavot

Jason Drory

Joe McCann

Re:	Marpai, Inc. Registration Statement on Form S-1 Filed July 20, 2021 File No. 333-258029

Dear Messrs. Wyman, Pavot, Drory, and McCann:

On behalf of Marpai, Inc. (the “Company”), we are hereby responding to the letter dated July 29, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1, filed on July 20, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company has filed herewith its Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment.

Registration Statement on Form S-1 filed July 20, 2021

Business Overview, page 75

1.	We note your response to prior comment 5 and reissue in part. We note that you still have unqualified claims regarding what your service or technology offers. Please revise your disclosure on page 74 where you state TopCare® leads "to better quality and typically lower overall cost of a medical episode."

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure on page 72 of the Amendment accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 114

2.	Please disclose the natural person(s) with voting or investment power over the shares owned by Midwood 43 Trust.

Response: The Company acknowledges the Staff’s comment, and has disclosed Arnold Jung as the natural person(s) with voting or investment power over the shares owned by Midwood 43 Trust on page 114 of the Amendment.

Exhibits

3.	With reference to your revised disclosure in response to prior comment 15, please file your May Support Letter with HillCour.

Response: The Company acknowledges the Staff’s comment, and has filed the May Support Letter with HillCour as Exhibit 10.23 and the August Support Letter with HillCour as Exhibit 10.24 to the Amendment, accordingly. The Company has also filed HillCour's March Support Letter to Marpai Health, Inc. as Exhibit 10.28, and HillCour's March Support Letter to Continental Benefits, LLC as Exhibit 10.29.

General

4.	We refer to the graphics included directly before your table of contents. Please refer to Compliance Disclosure Interpretations, Securities Act Forms, Q. 101.02 and revise the presentation so it is a balanced presentation of the business. Without limitation, we note numerous performance claims and other text that highlights only the most favorable aspects of the business. In terms of your references to "AI", please consider prior comments 4 and 6.

Response: The Company acknowledges the Staff’s comment, and has revised the graphics included directly before the table of contents of the Amendment accordingly.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 303-3483 or egonzalez@marpaihealth.com, or our legal counsel Angela Dowd at (212) 407-4097 or Jane Tam at (202) 524-8470. Thank you for your time and attention to this filing.

Sincerely,

/s/ Edmundo Gonzalez
Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.

cc:	Angela Dowd, Esq.

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